

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

Via E-mail
Edward Gildea
Chief Executive Officer
Atrinsic, Inc.
1 Grand Central Place, Suite 2319
60 E. 42nd Street
New York, NY 10165

   Re: Atrinsic, Inc.
   Amendment No. 1 to Registration Statement on Form 10-12G
   Filed August 18, 2014
   File No. 000-51353

Dear Mr. Gildea:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Financial Statements, page F-1

Financial Statements for the Years Ended June 30, 2013 and 2012, page F-2

Consolidated Statements of Operations, page F-4

1. We note the revisions made in response to comment 12 of our letter dated August 1, 2014. Please address the following:

   - Please revise your line item "Net Loss Before Reorganizational Items" to "Loss Before Reorganization Items" in your statement of operations. Please also revise your interim statement of operations.

   - We note the revision on your interim statement of operations on page F-20 to present reorganizational legal fees for the nine months ended March 31, 2014. We also note the line item "Gain on reorganization, net". Since both these items relate to the reorganization, they should be presented on the same line item or same section for comparability from period to period.

- We note the disclosure at the bottom of your year end statement of cash flows to address our comment. Please tell us whether the legal fees were paid as of year-end or whether they are still in accounts payable. If in accounts payable, please break out the accounts payable and accrued expenses line item on your statement of cash flows to separately present reorganization accounts payable and accrued expenses.

- Based on the revisions to your interim statement of cash flows on page F-22, it appears that legal fees are included in accounts payable as of the nine months ended March 31, 2013. We note that you presented $214 legal fees payable in the "non-cash reorganization items" as an adjustment to reconcile net loss to net cash used in operating activities; however, this does not appear to be a non-cash item. If legal fees are included in accounts payable, please include a line item such as "Legal fee accounts payable – reorganization" within your changes in operating assets and liabilities section of operating activities. Otherwise, tell us why your current presentation is correct.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Yong Kim, Staff Accountant, at (202) 551-3323 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director